UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

A.P. Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00202J203
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 00202J203	13D/A	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,436,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,436,506
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,436,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person PN

CUSIP NO. 00202J203	13D/A	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,436,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,436,506
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,436,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person OO

CUSIP NO. 00202J203	13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,141
	8.	Shared Voting Power 10,844,834
	9.	Sole Dispositive Power 311,141
	10.	Shared Dispositive Power 10,913,712
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,224,853
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.0%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 7 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009 and June 3, 2010 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of A.P. Pharma, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last amendment to this Schedule 13D/A,  Tang Capital Partners, LP purchased $1,200,000 principal amount of the Issuer’s Senior Secured Convertible Notes due 2021 (the “Notes”) in exchange for $1,200,000 of cash on May 2, 2011 (the “Initial Closing Date”), pursuant to a Securities Purchaser Agreement, dated as of April 24, 2011 (the “Purchase Agreement”), between the Issuer and Tang Capital Partners, LP, Baker Bros. Investments II, L.P., Baker Brothers Life Sciences, L.P., and 14159, L.P. (collectively, the “Purchasers”).

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Notes reported herein.

The description of the Purchase Agreement is qualified in its entirety by reference to Exhibits A which is incorporated by reference herein.

Item 4.  Purpose of Transactions

The Notes are secured by substantially all of the assets of the Company, pursuant to the Security Agreement, dated as of April 24, 2011 (the “Security Agreement”), by and between the Company and Tang Capital Partners, LP, as agent for the Purchasers. The Notes bear interest at 20% per annum, payable quarterly in cash or in additional principal amount of Notes at the election of the Purchasers.  The Notes are convertible into shares of Common Stock (the “Conversion Shares”) at a conversion rate of 25,000 shares per $1,000 principal amount of Notes.  The conversion rate will be adjusted for certain customary events.  There is no right to convert the Notes to the extent that after giving effect to such conversion the holder (together with such holder’s affiliates) would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion.  Each holder of the Notes can increase or decrease the Maximum Percentage for such holder’s Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice.

Pursuant to the Purchase Agreement, Tang Capital Partners, LP has the right, but not the obligation, to purchase an additional $2,400,000 principal amount of the Notes (for a total $3,600,000 principal amount of the Notes), which right shall expire on the second anniversary of the Initial Closing Date

Pursuant to the Purchase Agreement, Tang Capital Partners, LP has the right to purchase up to 40% of any new securities, subject to certain exceptions, offered and sold by the Company until $15,000,000 in aggregate new securities have been offered and sold to any persons, including the Purchasers.

Pursuant to the Purchase Agreement, the Company agreed to file within 30 days of the Initial Closing Date (i) a registration statement on Form S-1 with the Securities and Exchange Commission (the “Commission”) to register the offer and sale of up to $20.0 million of equity securities to be offered and sold by the Company on a primary basis (the “Follow-on Registration Statement”) and (ii) a registration statement on Form S-1 or Form S-3 with the Commission covering the resale of the full amount of the Conversion Shares (the “Resale Registration Statement” and together with the Follow-on Registration Statement, the “Registration Statements”).  The Company agreed to use its commercially reasonable efforts to cause the Follow-on Registration Statement to be declared effective by the Commission as promptly as practicable and the Resale Registration Statement to be declared effective by the Commission within 90 days after the Initial Closing Date (or 120 days in the event the Resale Registration Statement is reviewed by the Commission). If the Company fails to meet certain filing or effectiveness deadlines with respect to the Registration Statements or fails to keep any Registration Statement continuously effective (with limited exceptions), the Company may be obligated to pay to the holders of the Conversion Shares liquidated damages in the amount of 2% per month of such holder’s pro rata interest in the total purchase price of the Notes. In the event the Company fails to pay such liquidated damages in a timely manner, the damages will bear interest at the rate of 2% per month (prorated for partial months) until paid in full.

The descriptions of the Purchase Agreement, the Notes and the Security Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to Exhibits A, B and C, respectively, which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	10,436,506 shares, representing 26.1% of the class
	Tang Capital Management, LLC	10,436,506 shares, representing 26.1% of the class
	Kevin C. Tang	11,224,853 shares, representing 28.0% of the class

Tang Capital Partners, LP is the beneficial owner of 10,436,506 shares of the Issuer’s Common Stock.

Tang Capital Partners, LP is also the owner of $1,200,000 principal amount of the Notes, which may be converted into Common Stock at a conversion rate of 25,000 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below.  Tang Capital Partners, LP also has the right, but not the obligation, to purchase an additional $2,400,000 principal amount of the Notes, which right shall expire May 2, 2013.  Pursuant to the Purchase Agreement, Tang Capital Partners, LP also has the right to purchase up to 40% of any new securities, subject to certain exceptions, offered and sold by the Company until $15,000,000 in aggregate new securities have been offered and sold to any persons, including the Purchasers.

Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, or 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion.  Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice.

Additionally, Tang Capital Partners, LP has the right, subject to certain limitations discussed below, to acquire 1,221,590 shares of the Issuer’s Common Stock upon exercise of a warrant it owns.

The above warrant provides that in no event shall the warrant be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by Tang Capital Partners, LP and its affiliates, would result in the beneficial ownership by Tang Capital Partners, LP and its affiliates of more than 9.999% of the outstanding Common Stock (“Limitation on Exercise”). The Limitation on Exercise remains in effect with respect to such warrant and no shares are currently issuable upon exercise of such warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 10,436,506 shares held by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 11,224,853 shares of the Issuer’s Common Stock, comprising 62,600 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 53,700 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,200 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 40,800 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 114,650 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 42,950 shares held by Kevin C. Tang’s Individual Retirement Account, 95,891 shares issuable upon vesting of Restricted Stock held by Kevin C. Tang (of which 50% has vested and the remaining 50% will vest the day before the Company’s 2011 annual meeting of stockholders), 34,637 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 34,241 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 293,678 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and the 10,436,506 shares held by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Chang L. and Chung W. Kong are retired U.S. citizens.  The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 40,064,194 shares of Common Stock outstanding as of February 28, 2011, as reported by the Issuer on their Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2011.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	311,141 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	10,436,506 shares
	Tang Capital Management, LLC	10,436,506 shares
	Kevin C. Tang	10,844,834 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	311,141 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	10,436,506 shares
Tang Capital Management, LLC	10,436,506 shares
Kevin C. Tang	10,913,712 shares

(c)           Other than the purchases described in Item 3, none of the Reporting Persons have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3 and 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following exhibits:

Exhibit A:      Securities Purchase Agreement dated April 24, 2011 by and among A.P. Pharma, Inc. and the purchasers listed on Schedule I thereto.  (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33221), filed with the Commission on April 28, 2011.)

Exhibit B:       Form of Senior Secured Convertible Notes due 2021 issued by A.P. Pharma, Inc.  (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-33221), filed with the Commission on April 28, 2011.)

Exhibit C:       Security Agreement made and entered into as of April 24, 2011 by and among A.P. Pharma, Inc. and Tang Capital Partners, LP in its capacity as Agent.  (Incorporated by reference to Exhibit 10. 3 of the Issuer’s Current Report on Form 8-K (File No. 001-33221), filed with the Commission on April 28, 2011.)

  SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

May 3, 2011

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang